SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

OxiGene, Inc.

(Name of Issuer)

Common stock, par value $.01 per share

(Title of Class of Securities)

691828404

(CUSIP Number)

February 12, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 691828404	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frigate Ventures LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,180,414
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,180,414
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,414
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 691828404	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Admiralty Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,180,414
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,180,414
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,414
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 691828404	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,180,414
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,180,414
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,414
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 691828404	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) M5V Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,180,414
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,180,414
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,414
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 691828404	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adam Spears
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,180,414
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,180,414
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,414
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 691828404	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,180,414
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,180,414
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,414
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Frigate Ventures LP, a Texas limited partnership (“Frigate”), Admiralty Advisors LLC, a Texas limited liability company (“Admiralty”), Mr. Bruce R. Winson, the principal of Frigate and Admiralty, M5V Advisors Inc., an Ontario, Canada corporation (“M5V”), Mr. Adam Spears, a director of M5V, and Mr. Moez Kassam, a director of M5V, relating to Common stock, par value $.01 per share (the “Common Stock”), of OxiGene, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by a private fund to which Frigate and M5V serve as co-investment advisors (the “Fund”). Frigate and M5V serve as co-investment advisors to the Fund and may direct the vote and disposition of the 1,180,414 shares of Common Stock held by the Fund. As the general partner of Frigate, Admiralty may direct the vote and disposition of the 1,180,414 shares of Common Stock held by the Fund. As the principal of Frigate and Admiralty, Mr. Winson may direct the vote and disposition of the 1,180,414 shares of Common Stock held by the Fund. As directors of M5V, Mr. Spears and Mr. Kassam may each direct the vote and disposition of the 1,180,414 shares of Common Stock held by the Fund.

Item 1(a)	Name of Issuer.

OxiGene, Inc

Item 1(b)	Address of Issuer’s Principal Executive Offices.

701 Gateway Boulevard; Suite 210
South San Francisco, CA 94080

Item 2(a)	Name of Person Filing.

Frigate Ventures LP (“Frigate”), Admiralty Advisors LLC (“Admiralty”), Mr. Bruce R. Winson, M5V Advisors Inc. (“M5V”), Mr. Adam Spears and Mr. Moez Kassam

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For Frigate, Admiralty and Mr. Winson:

5950 Berkshire Lane, Suite 210
Dallas, Texas 75225

For M5V, Mr. Spears and Mr. Kassam:

111 Peter Street, Suite 904
Toronto, ON
M5V 2H1

Item 2(c)	Citizenship or Place of Organization.

Frigate is a limited partnership organized under the laws of the State of Texas. Admiralty is a limited liability company organized under the laws of the State of Texas. Mr. Winson is a United States citizen. M5V is a corporation organized under the laws of Ontario, Canada. Mr. Spears and Mr. Kassam are each Canadian citizens.

Item 2(d)	Title of Class of Securities.

Common stock, par value $.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

691828404

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Frigate, Admiralty, Mr. Winson, M5V, Mr. Spears and Mr. Kassam are the beneficial owners of 1,180,414 shares of Common Stock held by the Fund, which consists of (i) 833,414 shares of Common Stock and (ii) warrants exercisable to purchase 347,000 shares of Common Stock; provided, however, that the Issuer’s governing documents restrict the exercise of the warrants such that Frigate, Admiralty, Mr. Winson, M5V, Mr. Spears and Mr. Kassam may only exercise such warrants up to a maximum percentage of beneficial ownership of 9.99% of the Issuer’s outstanding Common Stock. Therefore, Frigate, Admiralty, Mr. Winson, M5V, Mr. Spears and Mr. Kassam are restricted in the amount of their beneficial ownership of Common Stock to 1,180,414 shares of Common Stock, which amount consists of (i) 833,414 shares of Common Stock and (ii) 347,000 receivable upon exercise of presently held warrants.

(b)	Frigate, Admiralty, Mr. Winson, M5V, Mr. Spears and Mr. Kassam are the beneficial owners of 9.9% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,180,414 by the sum of (i) 11,468,477, the number of shares of Common Stock issued and outstanding as of February 12, 2014, as reported in the Issuer’s 424B4 Prospectus filed on February 13, 2014, plus (ii) 347,000, the maximum number of shares of Common Stock receivable by the Reporting Persons upon exercise of presently held warrants.

(c)	Frigate and M5V, as the co-investment advisors to the Fund, may direct the vote and disposition the 1,180,414 shares of Common Stock held by the Fund. Admiralty, as the general partner of Frigate, may direct the vote and disposition the 1,180,414 shares of Common Stock held by the Fund. As the principal of Frigate and Admiralty, Mr. Winson may direct the vote and disposition of the 1,180,414 shares of Common Stock held by the Fund. Mr. Spears and Mr. Kassam, each as a director of M5V, may direct the vote and disposition the 1,180,414 shares of Common Stock held by the Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For Frigate, Admiralty and Mr. Winson:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For the M5V, Mr. Spears and Mr. Kassam:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 20, 2014 by and among Frigate, Admiralty, Mr. Winson, M5V, Mr. Spears and Mr. Kassam.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2014

FRIGATE VENTURES LP

By: Admiralty Advisors LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ADMIRALTY ADVISORS LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

M5V ADVISORS INC.

By:	/s/ Adam Spears
Adam Spears
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Adam Spears
Adam Spears

/s/ Moez Kassam
Moez Kassam